Exhibit G

BBAC, LLC

3060 Peachtree Road NW, Suite 1410

Atlanta, Georgia 30305

(404) 495-7400

August 24, 2006

Board of Directors

Back Yard Burgers, Inc.

1657 North Shelby Oaks Drive

Suite 105

Memphis, Tennessee 38134

Re: Proposal to acquire Back Yard Burgers, Inc.

Ladies and Gentlemen:

We previously contacted the Board of Directors of Back Yard Burgers, Inc. (the “Company”) on several occasions regarding a possible negotiated transaction to acquire the Company and sent formal proposal letters to the Board of Directors regarding such a transaction on November 16, 2005 (“First Proposal Letter”), on December 12, 2005 (“Second Proposal Letter”), and again on April 28, 2006 (“Third Proposal Letter”). Despite the glacial pace of progress, we currently have a strong desire to acquire all of the outstanding shares of the Company’s common stock in a negotiated transaction and we believe that such a transaction would be very beneficial for the Company’s stockholders, franchisees and other constituencies.

Accordingly, we are writing to once again make a formal proposal to acquire the Company. As we previously indicated in our Third Proposal Letter and as we have consistently stated in our conversations with the Company, we are, and always have been, prepared to enter into a confidentiality agreement with the Company in order to facilitate a negotiated transaction. However, given that the Company’s Board of Directors rejected our prior proposals and given the tone and nature of our most recent dialogue, we must require that any confidentiality agreement we enter into with the Company contain an exception allowing us to make an offer directly to the Company’s stockholders in the event that we are unable to successfully negotiate a transaction with the Board of Directors. The candid reason for this requirement is that at the present time we are not confident that the Company will seriously pursue productive, solution oriented negotiations with us and unless the confidentiality agreement contains such a provision, our ability to potentially provide value to the Company’s stockholders would be compromised. Furthermore, as the Company’s third largest stockholder, we believe it is important that we protect our ability to communicate with our fellow stockholders.

Attached to this letter is a confidentiality agreement that we are prepared to execute. It should look quite familiar to you and your advisors. As you know, the attached agreement provides for the confidential treatment of nonpublic information given to us by the Company and also provides for a period of sixty (60) days during which we would negotiate with the Board of Directors regarding an acquisition of the Company. We have not requested any exclusivity on the part of the Company, but we are requesting, for the reasons set forth above, that following the 60-day negotiation period set forth in the agreement, we have the ability to communicate with our fellow stockholders and make an offer directly to those stockholders should we be unable to complete a deal with the Company’s Board of Directors. You and the Company’s stockholders need to understand, however, that while we are insisting on this flexibility, there can be no assurance that we would make such an offer and that the best chance for a value generating transaction for the Company’s stockholders is to get a deal done now.

With respect to the Board of Directors concerns expressed in the Company’s June 9th press release regarding our ability to consummate a proposed transaction, we refer you to the materials sent to the Board in April with our Third Proposal Letter. At that time, we provided the Board with detailed biographical information on our investors and partners, which materials demonstrated that we have investment capital from both recognized private equity firms and individual investors and that our proposed management team has extensive experience in the Company’s industry. We have assembled a very impressive team with both financial and industry expertise. We now reiterate for the benefit of the Board of Directors that, in addition to the 8.81% of the Company’s outstanding capital stock that we already own, we believe that we have sufficient equity capital and cash reserves to enable us to obtain the additional debt financing for the proposed transaction. We believe that the Company and its advisors have reached this conclusion as well, which only makes the lack of progress more vexing.

Accordingly, we are hereby submitting to the Board of Directors of the Company a proposal to acquire 100% of the outstanding shares of the Company’s common stock for a price of $6.10 per share in cash, subject to confirmatory due diligence, negotiation of a definitive agreement and the other items contained in the attached summary of terms. This new price represents a premium of 20% to the Company’s 5 day average closing price as of August 22, 2006. In addition, this new price is 62 times the Company’s last twelve months (LTM) earnings per share and 9 times the Company’s LTM EBITDA per share. Enclosed with this letter is a more detailed summary of terms outlining our proposal to acquire the Company.

In considering the significant premium to the Company’s stockholders included in our proposal, we believe that the Board of Directors should view this premium in light of the Company’s share price performance during various periods since the Company’s initial public offering of its common stock (the “IPO”). For instance, based on the Company’s trailing 30-day moving average share price, the Company’s return to stockholders has been as follows:

• One (1) year return	-4.9%[1]
• Two (2) year return	-12.2%[2]
• Three (3) year return	-2.5%[3]
• Return since IPO price of $6.00	-15.2%[4]
• Return since IPO closing price of $10.25	-50.3%[5]

[1]	This figure represents the percentage return of an investor who acquired shares of Company stock on June 30, 2005 and sold those shares on August 22, 2006 at $5.09, which is the average share price for the immediately preceding 5-day period (the “Current 5-Day Average Price”).
[2]	This figure represents the percentage return of an investor who acquired shares of Company stock on June 30, 2004 and sold those shares on August 22, 2006 at the Current 5-Day Average Price.
[3]	This figure represents the percentage return of an investor who acquired shares of Company stock on June 30, 2003 and sold those shares on August 22, 2006 at the Current 5-Day Average Price.
[4]	This figure represents the percentage return of an investor who acquired shares of Company stock at the IPO price of $6.00 per share on July 2, 1993 and sold those shares on August 22, 2006 at the Current 5-Day Average Price.
[5]	This figure represents the percentage return of an investor who acquired shares of Company stock at the closing price of $10.25 on July 2, 1993 and sold those shares on August 22, 2006 at the Current 5-Day Average Price.

Given this historic share price performance and the significant premium to the Company’s stockholders we are proposing, we strongly encourage the Board of Directors to work with us to create significant value for the Company’s stockholders. We are prepared to move very quickly to finalize this transaction, and we can promptly provide you with a draft merger agreement containing the terms and conditions under which we would be prepared to complete the transaction.

We remain very excited about the value and opportunities that the transaction would bring to each of us and we look forward to working with you. Please feel free to contact me if you have any questions regarding the contents of this letter.

Sincerely,

/s/ Reid M. Zeising

Reid M. Zeising

Chairman

SUMMARY OF TERMS

Price	$6.10 per share of the Company’s outstanding common stock, subject to confirmatory due diligence and negotiation of a definitive agreement.

Form of consideration	All Cash

Form of Transaction	Reverse triangular merger with a newly formed subsidiary of BBAC, LLC merging with and into the Company. Stockholders of the Company would receive cash in exchange for all of the outstanding shares of Company common stock.

Conditions	Approval by the Board of Directors and stockholders of the Company, receipt of any regulatory approvals, completion of confirmatory due diligence, absence of a material adverse change of the Company, customary financing conditions and other customary conditions.

No Shop	Following execution of a definitive agreement and announcement of the transaction, the Company would agree not to solicit other acquisition proposals and to recommend this proposal to the Company’s stockholders, but could respond to unsolicited superior proposals until the transaction is closed.

Transaction Support	Transaction support from the Company’s directors and officers in the form of voting and stock option agreements entered into at the time of the definitive merger agreement.

Termination	The definitive agreement will be subject to termination by us in the event that the Company materially breaches any representation, warranty or covenant, the Board fails to recommend our proposal to the Company’s stockholders or withdraws such recommendation and/or recommends any third-party proposal, the Company’s stockholders do not approve our proposal or the transaction is not consummated by a date to be determined and set out in the definitive agreement.

Expense Reimbursement	The Company will reimburse our expenses in the event that the definitive agreement is terminated under certain circumstances.